

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 9, 2012

<u>Via E-mail</u>
Marco Moran
President Chief Executive Officer
Convenientcast, Inc.
132 E. Northside Drive, Suite C
Clinton, MS 39056

      Re: Convenientcast, Inc.
                Item 4.01 Form 8-K
                Filed January 13, 2012
                File No. 001-32032

Dear Mr. Moran:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Raquel Howard

                Raquel Howard
                Staff Accountant
                Office of Beverages, Apparel and Mining

cc: <u>Via E-mail</u>
        Harold P. Gewerter, Esq.